Mingteng International Corporation Inc.

Lvhua Village, Luoshe Town,

Huishan District, Wuxi,

Jiangsu Province, China 214189

June 23, 2025

VIA EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attn: Ms. Erin Donahue

Re:	Mingteng International Corporation Inc.
Registration Statement on Form F-3, as amended (File No. 333-287843) Request for Acceleration of Effectiveness

Dear Ms. Donahue,

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Mingteng International Corporation Inc. hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-3, as amended be accelerated to and that the Registration Statement become effective at 4:00 p.m., Eastern Time, on June 25, 2025, or as soon thereafter as practicable.

The Company understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Company is aware of its responsibilities under the Securities Act as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

Mingteng International Corporation Inc.

By:	/s/ Yingkai Xu
Name:	Yingkai Xu
Title:	Chief Executive Officer and Chairman